U.S. SECURITIES AND EXCHANGE
                                   COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

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                                                              SEC FILE NUMBER
                                                                 001-12565
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                                                                CUSIP NUMBER
                                                                  157901109
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                                  (Check One):

            [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-QSB
                         [ ] Form N-SAR [X] Form 10-KSB


                  For Period Ended: December 31, 2006

                  [ ]     Transition Report on Form 10-K
                  [ ]     Transition Report on Form 20-F
                  [ ]     Transition Report on Form 11-K
                  [ ]     Transition Report on Form 10-Q
                  [ ]     Transition Report on Form N-SAR
                  For the Transition Period Ended:  __________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I--REGISTRANT INFORMATION

                      Champion Communication Services, Inc.
                             Full Name of Registrant

                                 Not Applicable
                            Former Name if Applicable


                         1610 Woodstead Court, Suite 330
            Address of Principal Executive Office (Street and Number)


                           The Woodlands, Texas 77380
                           (City, State and Zip Code)

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PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

      As reported in the Registrant's 8-K filed in February 2007 with the Securities and Exchange Commission, subsequent to the year ended December 31, 2006, Champion entered into an Asset Purchase Agreement to sell substantially of its operating assets effective March 1, 2007. Consequently all but one of the Registrant's staff has been dismissed. It has thus taken Champion an additional amount of time to prepare the financial information and other disclosures required to be included with the Form 10-KSB for the year ended December 31, 2006. As a result, Champion could not file the Form 10-KSB within the prescribed time period without unreasonable effort or expense.

PART IV--OTHER INFORMATION


      (1) Name and telephone number of person to contact in regard to this notification


      Pamela R. Cooper            (281)               362-0144 (x28)
           (Name)              (Area Code)          (Telephone Number)


      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] Yes [X] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      Champion Communication Services, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  April 2, 2007                            By: /s/ Pamela R. Cooper
                                                    --------------------
                                                Name:    Pamela R. Cooper
                                                Title:   Chief Financial Officer